Joint Filers’ Names and Addresses

(1)	SEG Partners L.P.

(2)	SEG Partners II, L.P.

(3)	George S. Loening

The business address for all of the above reporting persons is:

c/o Select Equity Group
 380 Lafayette Street
 New York, N.Y. 10003